SKANSKA

Press release

Skanska sells property in Sollentuna for SEK 265 M with gain of SEK 104 M

Skanska is selling the Romben 3 property in Sollentuna for SEK 265 M to AB Sagax. The capital gain amounts to SEK 104 M and will be reported in the first quarter of 2006. Transfer and final payment will take place April 3.

The Romben 3 property is located in Sollentuna and comprises about 17,500 square meters of storage space, with a certain amount of office space and a specialist store. Skanska Fastigheter Stockholm acquired the property through an exchange transaction in 2000. At that time, the premises were empty and in need of remodeling. During the period 2003-2005, the property was developed and renovated and it is now fully leased on long-term rental contracts.

"Romben 3 is an excellent example of property development, in which we have been able to create large values in a relatively short time", says Håkan Danielsson, President of Skanska Fastigheter Stockholm. "From Skanska's perspective, the property is now fully developed and this is why we have now opted to sell, in accordance with our strategy."

This is the second transaction between Skanska and AB Sagax. In the autumn of 2004, the Backa 30:4 property in Gothenburg was also sold to AB Sagax.

"We have acquired a very fine building and it is gratifying to conduct business with Skanska again", says David Mindus, President of AB Sagax.

Skanska Commercial Development Nordic has the task of initiating and developing real-estate projects in the areas of offices, logistics and commercial buildings. Office operations focus on the three metropolitan regions in Sweden and the Copenhagen region in Denmark. Development of logistics properties is conducted in strategic locations in Sweden and in Copenhagen. Commercial buildings are developed in strong retail markets in Sweden and Finland. Skanska Commercial Development Nordic is organized in three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Håkan Danielsson, President, Skanska Fastigheter Stockholm AB, tel +46 8 504 350 70
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous press releases are available at www.skanska.com